UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Extraordinary General Meeting

On November 10, 2026, at 10:00 a.m., Beijing Time (November 9, 2026, at 9:00 p.m. Eastern Time), Netclass Technology Inc (the “Company”) held an extraordinary general meeting of the shareholders of the Company (the “EGM”) at the principal office of the Company located at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore 089057.

As of the record date of October 26, 2026 (the “Record Date”), there were 2,965,579 Class A ordinary shares of a par value of $0.0125 each (the “Class A Ordinary Shares”) and 440,000 Class B ordinary shares of a par value of $0.0125 each (the “Class B Ordinary Shares”) outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

Holders of 1,050,765 Class A Ordinary Shares and holders of 440,000 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing approximately 92.33% of the voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the EGM as of the Record Date. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Share Consolidation

	For	Against	Abstain
Proposal 1: As an ordinary resolution, to approve a share consolidation of all of the Company’s issued and unissued Class A ordinary shares of a par value of US$0.0125 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares, par value US$0.0125 each (the “Class B Ordinary Shares”), at a ratio of ten (10)-for-one (1), such that every ten (10) Class A Ordinary Shares of a par value of US$0.0125 each be consolidated into one Class A ordinary share of a par value of US$0.125 each, and every ten (10) Class B Ordinary Shares of a par value of US$0.0125 each be consolidated into one class B ordinary share of a par value of US$0.125 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 20, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$10,000,000 divided into 800,000,000 ordinary shares of a par value of US$0.0125 each, comprising (a) 760,000,000 Class A Ordinary Shares of a par value of US$0.0125 each and (b) 40,000,000 Class B Ordinary Shares of a par value of US$0.0125 each.

TO: US$10,000,000 divided into 80,000,000 ordinary shares of a par value of US$0.125 each, comprising (a) 76,000,000 Class A Ordinary Shares of a par value of US$0.125 each and (b) 4,000,000 Class B Ordinary Shares of a par value of US$0.125 each.

The Company's board of directors (the “Board”) is authorized to do all other such acts and things as the Board of directors considers necessary or desirable for the purposes of the transactions contemplated by the share consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidation.	22,872,322	178,082	361

Proposal Two: Adoption of the Fifth Amended and Restated M&AA

	For	Against	Abstain
Proposal 2: By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One, to adopt the fifth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation.	22,872,522	174,951	3,290

 Proposal Three: Adjournment

	For	Against	Abstain
Proposal 3: By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two.	22,871,909	175,821	3,033

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Netclass Technology Inc

Date: November 10, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer